EXHIBIT 99.1

Aptose Biosciences Announces Exclusive License Agreement for Dual BET/Kinase Targeting Program With OHM Oncology

SAN DIEGO, March 07, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced an exclusive global license agreement that provides OHM Oncology (“OHM”) with the rights for the development, manufacture and commercialization of APL-581, as well as related molecules from Aptose’s dual bromodomain and extra-terminal domain motif (BET) protein and kinase inhibitor program. Aptose will retain reacquisition rights to certain molecules, while OHM will have the rights to develop and sublicense all other molecules.

“We are pleased to formalize a new phase of our partnership with OHM Oncology, which originated in late 2015 from the work performed by its R&D partner LAXAI Life Sciences (LAXAI) on a discovery stage program,” said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer. “We have every faith that OHM can advance the program to the next stage and create value for both organizations and valuable therapeutics for cancer patients.”

“Aptose has proven to be an excellent integrated drug discovery partner for LAXAI and this agreement is the outgrowth of our collaboration started in 2015,” said Vamsidhar Maddipatla, President of LAXAI Life Sciences.  “We greatly appreciate the faith Aptose put in LAXAI in signing this discovery stage program.”  Ajit Gill, President and CEO of OHM Oncology, added,  “We look forward to working in partnership with Aptose and leveraging their experience in developing this molecule to treat certain types of cancers.”

Under the agreement, Aptose will receive a nominal upfront cash payment and is eligible to receive up to $125 million of additional payments based on the achievement of certain development, regulatory and sales milestones, as well as significant royalties on future sales generated from the program.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

About OHM Oncology and LAXAI Life Sciences

LAXAI Life Sciences was established in 2007 with a vision to innovate and accelerate the drug discovery campaigns of global pharmaceutical companies, and OHM Oncology (OHM) was formed in 2016 to advance the clinical development of compelling oncology molecules. The goal of LAXAI is to provide intelligent solutions to global pharmaceutical and biotechnological companies by providing high quality services with accelerated timelines. LAXAI provides a one-stop service for pharmaceutical and biotechnology companies around the globe to accelerate drug discovery programs. LAXAI’s current client base includes Biopharmaceutical, Agrochemical and Specialty Chemical Companies in Europe and the US.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the exclusive global license agreement between Aptose and OHM/LALS, the potential clinical development of APL-581 and its therapeutic effects, potential payments that may be received under the license agreement as well as statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of clinical trials; changing market conditions; potential loss of API; inability of new manufacturers to produce acceptable batches of cGMP clinical supplies in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences Greg Chow, CFO 647-479-9828 Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com